Adastra Announces Completed Submission of Controlled Substances Dealer's License Application

LANGLEY, BC, March 25, 2022 /CNW/ - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company") a Health Canada Licensed cannabis company focused on processing, sales, organoleptic testing and analytical testing, is pleased to announce it completed the submission of its application for a Controlled Drugs and Substances Dealer's License ("Dealer's License") on March 23, 2022.

Adastra Holdings Completed Submission of Controlled Substances Dealer's License Application (CNW Group/Adastra Holdings Ltd.)

A Dealer's License would permit Adastra to perform the following activities:

  Procure controlled substances, including by import, synthesis, propagation, cultivation, and harvesting of psychedelic mushrooms for Psilocybin extraction;
  Research and manufacture controlled substances such as Psilocybin and Psilocin;
  Business-to-business sale of controlled substances, including by export

Known as a high-capacity processor of cannabis concentrates and extract products, and co-manufacturer for sought after Canadian brands, Adastra has now successfully taken the first steps to become a licensed tester, extractor, and seller of controlled substances, including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5-MeO-DMT, and LSD. When the Dealer's License is formally approved, Adastra expects to conduct the majority of this work out of its 13,500 square foot, purpose-built extraction, and production facility located in Langley, BC.

The Dealer's License application was originally filed in September, 2021 with a Health Canada audit performed on March 9, 2022. Adastra responded to Health Canada's request for more information and successfully submitted its Dealer's License application on March 23. Unless Health Canada comes back with an additional request for information, the Company expects the Dealer's License to be received by early April 2022.

"We see the expansion of our capabilities as a significant opportunity for Adastra's partners and shareholders," said Michael Forbes, Director and CEO, Adastra. "We are known in the cannabis industry as a reliable partner to many licensed producers and believe broadening the research, production and sale of more regulated products to emerging markets will strengthen our cash flow and profitability. We are excited for what the future holds at Adastra."

About Adastra Holdings Ltd.

Founded in 2018 and formerly known as Phyto Extractions Inc., Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use and medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra is known for its popular line of Phyto Extractions branded cannabis concentrate products available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, BC, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD by applying for a Controlled Substances Dealer's Licence, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, with the recent acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary centre for medical cannabis and psychedelic therapies, working alongside doctors and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients.

Forward-Looking Information

This news release includes forward-looking information within the meaning of Canadian securities legislation, concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information in this news release includes statements with respect to the anticipated grant of the Dealer's License by Health Canada; the activities that the Company could conduct with a Dealer's License; the Company's expectations to conduct a majority of its work out of the extraction and production facility in Langley, BC upon approval of the Dealer's License; the effect that broadening the research, production and sale of more regulated products to emerging markets will have on the Company's cash flow and profitability; the changing regulations surrounding certain psychedelics and associated treatments; societal acceptance of psychedelic treatments; the ability of the Company to conduct testing, production, or sales of any compounds beyond cannabis; and the ability of the Company to work with partners such as medical doctors, pharmaceutical companies and pharmacies if it is permitted to conduct extraction research and develop psychedelic compounds. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward looking information, including: (i) adverse market conditions; (ii) risks inherent in the cannabis extraction sector in general; (iii) changes in regulations surrounding multiple controlled substances; and (iv) other factors beyond the control of the Company. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

SOURCE Adastra Holdings Ltd.

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%SEDAR: 00007921E

For further information: Michael Forbes, CEO & Director, P: (778) 715 5011, E:

michael@adastraholdings.ca

CO: Adastra Holdings Ltd.

CNW 07:30e 25-MAR-22